CONFIDENTIAL TREATMENT OF

CERTAIN DESIGNATED PORTIONS

OF THIS LETTER HAS BEEN

REQUESTED BY MORGAN

STANLEY. SUCH CONFIDENTIAL

PORTIONS HAVE BEEN OMITTED,

AS INDICATED BY [*] IN THE TEXT,

AND SUBMITTED TO THE

COMMISSION.

February 8, 2010

By U.S. Mail & Facsimile to 202-772-9209

Mr. Robert Telewicz

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended November 30, 2008 filed January 29, 2009

Form 10-Q for Quarterly Period Ended March 31, 2009 filed May 7, 2009

File No. 001-11758

Dear Mr. Telewicz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of December 29, 2009, concerning its Annual Report on Form 10-K (“Form 10-K”) for the fiscal year ended November 30, 2008 and its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (“First Quarter Form 10-Q”). For your convenience, we have restated your comments below.

Form 10-K for the fiscal year ended November 30, 2008

Financial Statements

Notes to Consolidated Financial Statements

21. Quarterly Results (unaudited), page 187

Comment:

1.	We have reviewed your response to our prior comment 5. In future filings, please expand your footnote and MD&A disclosure to include a more thorough discussion of the errors corrected during the second quarter 2008. Specifically, please revise the segment footnote of your financial statements, and the segment discussion in your MD&A to include a description of the errors, the periods to which the errors relate, and the effects the correction of the error had on segment results in the period corrected. Additionally, please indicate in your disclosure that the Company has determined that the errors are not material, and the rationale for arriving at that conclusion.

Response:

In future filings, the Company will expand its footnote and MD&A disclosure to include a more thorough discussion of the errors corrected during the second quarter of fiscal 2008. The disclosure will indicate that the Company had determined that the errors were not material and the rationale for arriving at that conclusion.

Form 10-Q for the quarterly period ended March 31, 2009

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Comment:

2.	We have read your response to our prior comment 6. Please quantify for us the impact that participation in the TLGP program has had on your operating results. In your response tell us the weighted average rate at which the Company has been able to borrow funds from the program and the approximate interest expense charged to the Company. Additionally, to the extent you are able, tell us how the amounts charged to the Company under the TLGP program compared to market rates at the time.

Response:

The weighted average rate at which the Company issued commercial paper and long-term debt, including TLGP fees, under the TLGP program as of December 31, 2008 was [*] and [*], respectively. The weighted average rate of long-term debt, including TLGP fees, under the TLGP program as of March 31, 2009 was [*]. The Company did not issue any commercial paper under the program in the first quarter of 2009. For the three month periods ended December 31, 2008 and March 31, 2009, the Company recorded approximate interest expense of [*] and [*], respectively, related to commercial paper and long-term debt outstanding under the TLGP program.

The Company considered your comment regarding how the amounts charged to the Company under the TLGP program compared to market rates at the time. The Company has not issued long-term debt or commercial paper under the TLGP program since March 2009 and did not issue any long-term unguaranteed debt from the end of the second quarter of fiscal 2008 until later in the second quarter of 2009. The Company seeks to maintain target liquidity reserves that are sized to cover daily funding needs and meet strategic liquidity targets as outlined in the Company’s contingency funding plan. For the quarter ended March 31, 2009 and the one month ended December 31, 2008, the average parent liquidity reserve was $61 billion and $64 billion, respectively, and the average total Company liquidity reserve was $145 billion and $142 billion, respectively. Had the TLGP program not been available, the Company might not have issued additional debt during the above timeframe due to the Company’s liquidity profile. Considering the above, the Company believes that it is not reasonably possible to meaningfully determine how the amounts charged to the Company under the TLGP program compared to market rates at the time because there are no appropriate benchmarks and any such estimation would be highly hypothetical.

*        *        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Finance Director and Controller

cc:	Ruth Porat, Chief Financial Officer

Jennifer Monick, Securities & Exchange Commission

Gregory G. Weaver, Deloitte & Touche LLP

James V. Schnurr, Deloitte & Touche LLP

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